UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: September 29, 2017

(Date of earliest event reported): September 28, 2017

Green Leaf Investment Fund Inc.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

47-4128000

(I.R.S. Employer Identification No.)

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (631)-991-5461

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Item 1. Fundamental Changes

As of September 28, 2017, Green Leaf Investment Fund Inc. (the “Issuer”) entered into a Purchase Agreement with Fool’s Gold Enterprises, LLC, incorporated in the state of California.  This agreement was filed as an exhibit to this report on Form 1-U.

Green Leaf Investment Fund, Inc. acquired 10% equity in Fool’s Gold Enterprises, LLC in exchange for 6,000,000 shares of Green Leaf Investment Fund Inc. common stock.

Exhibit Index

Exhibit No.	Document
6.1	Purchase Agreement with Fool’s Gold Enterprises, LLC dated September 28, 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Leaf Investment Fund Inc.

Date: September 29, 2017	By:	/s/ Douglas DiSanti
Douglas DiSanti
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas DiSanti	Chief Executive Officer	September 29, 2017
Douglas DiSanti	(Principal Executive Officer)

/s/ John Prettitore	Chief Financial Officer	September 29, 2017
John Prettitore	(Principal Financial Officer)